Exhibit 2.8

AMENDMENT 1 TO

ASSET PURCHASE AGREEMENT

This Amendment 1 (this “Amendment”) to the Asset Purchase Agreement dated October 3, 2017 (the “Agreement”) is dated as of May 6, 2018 (“Amendment Effective Date”), and has been executed by and between Brocade Communications Systems LLC, a Delaware corporation (“Seller”), and Extreme Networks, Inc., a Delaware corporation (“Purchaser”).  Purchaser and Seller are each referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, in connection with the concurrent execution of certain agreements between the Parties (or, in some cases, Affiliates of the Parties), the Parties wish to amend and modify the Agreement in certain respects;

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements set forth herein, and for other consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as described below and amend the Agreement as follows:

1.	The definition for “Earnout Amount” stated in Section 1.1 is hereby deleted in its entirety and replaced with the following:

“Earnout Amount” means, with respect to any Earnout Period, an amount equal to $0.

2.	Sections 2.4(b) through 2.4(f) are hereby deleted in their entirety.

3.

Except as specifically set forth in this Amendment, the terms of the Agreement remain in full force and effect.  In the event of a conflict between the terms of the Agreement and the terms of this Amendment, the terms of this Amendment control.

[Signatures on the following page]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date first written above.

BROCADE COMMUNICATIONS SYSTEMS LLC

By:  /s/ JACK RONDONI

Name: Jack Rondoni

Title: GM, Broadcom, BSC

EXTREME NETWORKS, INC.

By:  /s/ DREW DAVIES

Name: Drew Davies

Title: Chief Financial Officer

Confidential